

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

David Fisher
Chief Executive Officer
Enova International, Inc.
175 West Jackson Blvd.
Chicago, IL 60604

      Re: Enova International, Inc.
           Registration Statement on Form S-4
           Filed August 25, 2020
           File No. 333-248400

Dear Mr. Fisher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance